UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42781

rYojbaba Co., Ltd.

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 14, 2026, the Board of Directors of rYojbaba Co., Ltd. (the “Company”) resolved to issue 346,500 stock acquisition rights (the “Stock Acquisition Rights”) as paid stock options to VITA HEALTH PTE. LTD., a company incorporated in Singapore  (the “Allottee”). The Company gave public notice of the resolution pursuant to Article 240, paragraphs (2) and (3) of the Companies Act of Japan, which was published on the Company’s website on October 14, 2026. The Stock Acquisition Rights are scheduled to be allotted on October 30, 2026.

To the Company’s knowledge, the Allottee has no existing capital relationship with the Company, and neither the Company nor any of its officers or directors owns or controls the Allottee. The Stock Acquisition Rights will be issued pursuant to a subscription agreement between the Company and the Allottee, which has not yet been executed and which is expected to be consistent with the terms described in the Company’s public notice referred to below.

The subscription price for the Stock Acquisition Rights is $0.0080 per Stock Acquisition Right, or $2,772.00 in the aggregate, which is equal to the fair value of the Stock Acquisition Rights as calculated by a third-party valuation firm. Each Stock Acquisition Right entitles the holder to acquire one share of the Company’s common stock at an exercise price of $3.50 per share, subject to adjustment. If all 346,500 Stock Acquisition Rights become exercisable and are exercised, the aggregate exercise proceeds to the Company would be $1,212,750, subject to applicable adjustments. The issuance of the Stock Acquisition Rights will not result in significant immediate cash proceeds to the Company, and there can be no assurance that the exercise conditions described below will be satisfied or that any Stock Acquisition Rights will be exercised.

The Stock Acquisition Rights may be exercised during the period from January 1, 2027 through December 31, 2028, but only if the holder has brought to the Company’s consolidated group, through the holder’s introduction, intermediation or other involvement, cumulative “Contribution Profit” of at least JPY 100,000,000 (approximately US$631,000, based on an exchange rate of JPY 158.41 per US$1.00 as of October 14, 2026) during the period from the allotment date through December 31, 2028. “Contribution Profit” generally means net sales directly brought to the Company’s consolidated group as a result of the holder’s introduction, intermediation or other involvement, less expenses directly incurred to obtain such sales, calculated in accordance with the Company’s management accounting rules. The Company’s Board of Directors will determine the amount of Contribution Profit and whether the exercise condition has been satisfied, based on the Company’s management accounting records. The Stock Acquisition Rights may not be transferred without the approval of the Company’s Board of Directors, and the Company may acquire them without consideration if the holder becomes unable to exercise them under the exercise conditions, among other circumstances.

The foregoing description is a summary only and is qualified in its entirety by reference to the English translation of the Company’s Public Notice of Board Resolution on Subscription Terms of Stock Acquisition Rights, dated October 14, 2026, furnished as Exhibit 99.1 to this Report on Form 6-K. The English translation is provided for reference; the Japanese-language original remains authoritative.

This Report on Form 6-K and the information contained herein shall be deemed to be furnished and not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Public Notice of Board Resolution on Subscription Terms of Stock Acquisition Rights, dated October 14, 2026 (English Translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

rYojbaba Co., Ltd.

Date: October 15, 2026	By:	/s/ Ryoji Baba
Ryoji Baba
Chief Executive Officer